2/16

05006385

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Strategic Technologies Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

FILE NO. 82- 1548 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/10/05

File #82-1548
Exemption #1293-2(b)



2004 Annual Report

ARIS
9-30-04



STRATEGIC TECHNOLOGIES INC.

Report to our Shareholders

In Fiscal 2004, we continued to refine our strategy and business model by increasing our partnering with and acquisition of industry participants who provide turn-key systems to end-users. This approach has added technological depth and is enhancing our relationships with customers. Partnering is also enabling us to deliver more competitive and differentiated solutions to the marketplace. Strategic is now both an original equipment manufacturer (OEM) with a traditional sales revenue model and a system solutions provider with a recurring rental revenue component. Strategic's two divisions supply the corrections and law enforcement markets primarily in the United States and Europe.

To strengthen our Corrections Division, Strategic acquired On Guard Plus Limited in March 2004. On Guard is a United Kingdom-based service provider to the corrections market in Europe. On Guard supplies customized technology solutions to criminal justice agencies in the European market for both monitoring and tracking of individuals. This acquisition moves us closer to our goal of becoming a leading global supplier of radio frequency identification (RFID) products for use in asset and personnel tracking using global positioning systems (GPS), cellular networks (GSM) and other high technology platforms.

Today, Strategic has a 13 year old internationally recognized award winning wireless RFID business that monitors the whereabouts of and tracks persons-of-interest and assets primarily for governmental agencies. Strategic operates from its 19,000 square-foot Surrey, British Columbia, head office which includes design and manufacturing facilities. Tactical Technologies Inc., our law enforcement subsidiary, has design and manufacturing facilities located in Folsom, Pennsylvania and On Guard Plus Limited's Manchester office supports European sales and product development. We have international sales and marketing expertise – with contracts today in Italy, France, South Africa, Australia, and North America.

For the sixth year in a row, Strategic has been recognized as one of British Columbia's top technology companies by T-Net British Columbia. T-Net British Columbia is the leading "portal" website for the high-tech industry in the province. The T-Net Top 100 includes the 100 largest and top 2% of all technology companies in British Columbia.

During fiscal 2004 the company received net proceeds from two private placements totaling $1,610,528 resulting in the issue of 4,494,944 shares with an additional 2,247,472 warrants exercisable over two years. These warrants, if converted, will result in Strategic receiving additional funds of $1,239,108. The funds from these private placements were used in the acquisition of On Guard and to continue the development of On Guard's *innovative one-piece offender tracking device,* "Blutag". *BluTag is the industry's first one-piece patented tracking* system that links RFID, the internet, satellite communications, GPRS, and mobile solutions software into one seamless integrated product to provide real time knowledge of the BluTag wearer's location and recent movements. It is "one-piece" in that it is able to combine the transmitter with a small battery whereas competing systems require their wearers to carry a large separate battery pack to power their RFID system.

Corrections Division

Strategic's Corrections Division supplies curfew monitoring products which are used to track individuals (usually recently released offenders) in real time or monitors them to court-ordered curfew schedules and they are designed to provide a measure of law enforcement supervision outside of incarceration and so they represent a significant savings to the penal system and afford a degree of freedom to the wearer. Strategic both licenses its core technologies and manufactures products as an OEM under private labels for distributors and end-users. This division has both a traditional sales revenue model and a recurring rental revenue component. In 2004 Strategic experienced higher revenue from the corrections industry as a result of California based Sentinel Offender Monitoring Services LLC appointing Strategic as its exclusive US equipment supplier and by Sentinel integrating new Strategic products into its product offerings. Correction revenues were also augmented by the On Guard acquisition.

Your Company continues to invest in new product developments and in the enhancement of its existing product lines. Strategic spent fiscal 2003 and the first two quarter's of fiscal 2004 developing new technologies to support the Strategic/Sentinel alliance in the United States. Early in fiscal 2004 Strategic's Corrections Division launched its new "iTRX" series of curfew monitoring technology. This technology utilizes the latest design in dual frequency wireless RFID transmitter/receiver links, which allows for better reception, longer range and longer battery life. Strategic commenced shipping these new products to Sentinel and to international customers in the second and third quarters of fiscal 2004. In addition, late in the second quarter of 2004, the Corrections Division released a new receiver module to Sentinel on an exclusive basis that was incorporated into Sentinel's "TrakMate" a new handheld GPS tracking device. Strategic has also developed specialized products for the European marketplace. The Corrections Division expects that these advanced "best in class" technologies will increase revenues in future periods.

Law Enforcement Division
Strategic, through its wholly owned subsidiary, Tactical Technologies Inc., also supplies tracking and intelligence gathering support technology mainly in use by agencies of the United States government in covert operations in the fields of surveillance and intelligence gathering. The Division's principal products include covert body-worn audio transmitters, signal repeaters, and intelligence gathering kits which include receivers with recording capabilities. GPS/Cellular/radio frequency tracking equipment and video packages are also supplied for covert remote tracking of assets and vehicles in real time as well as after-the-fact. The Law Enforcement Division developed and released several new products over the past year that have added revenues and established a new technology outlook for continued long term growth.

In fiscal 2003, the Division was awarded a contract from a US government agency valued at $4.5 million for the supply of intelligence gathering products. The products were originally scheduled to be delivered over 15 months, however, at the request of the agency, the delivery was extended into the third and fourth quarter of fiscal 2004. Law Enforcement's overall financial results contributed operating income of $311,790 in fiscal 2004. Revenues increased by 6% to $4,315,115 from $4,095,315 in 2003 and through higher in-house product mix gross profit was increased to 46% of sales from 41% in 2003. This division operates on a traditional sales revenue model and the Law Enforcement division ended the year with a backlog of orders totaling $1,230,000.

Subsequent to year end
On December 21, 2004, the Company completed the divestiture of Strategic's Verquis, LLC subsidiary to Satellite Tracking of People, LLC (STOP). Verquis was acquired by Strategic as part of the On Guard acquisition in 2004 and STOP is a recently founded company which will provide systems and services to the corrections and law-enforcement agencies in the United States. STOP's goal is to offer customers the most recent technological developments in the field of electronic monitoring and tracking. The leadership of STOP includes pioneers in the corrections industry together with leading edge GPS technology innovators. STOP's chairman is Doctor R. Crants who co-founded Corrections Corporation of America (NYSE:CXW) in 1983, America's first and largest operator of private incarceration facilities which today generates over $1 billion in annual revenues. Under the divestiture agreement with STOP, Strategic received US$1 million cash plus a warrant allowing Strategic to purchase 10% of STOP, as well as the right to receive warrants to acquire 20% of STOP's future share issuances for 5 years or until STOP completes a public offering. Verquis provides voice biometric services in the United States and holds the exclusive rights to On Guard's "BluTag" tracking devices in the United States in the field of corrections. Strategic has exclusively retained all other worldwide rights to the "BluTag", including all non-corrections applications in the US.

In December, 2002, the Company commenced an action against an engineering consulting company to recover damages relating to technology developed for Strategic several years ago which Strategic alleged failed to meet specified performance criteria. In a settlement reached in early November 2004, Strategic will receive $250,000 (held in escrow) subject to it granting certain non-material license rights.

The Marketplace
RFID is a rapidly emerging wireless technology with broad applications in monitoring and processing information about the location and movements of products and people. RFID applications have an increasingly important impact on our lives, in the area of wireless connectivity, security, tracking and reporting of information. Strategic has developed innovative and widely recognized proprietary RFID Wireless Local Loop Solutions for tracking assets and persons-of-interest through our Corrections and Law Enforcement Divisions.

Strategic was disappointed when its UK partner Global Solutions Ltd. ("GSL") was unsuccessful in late 2004 in its bid to provide monitoring services using Strategic equipment in a 5 year UK government program. It is important to keep in mind however that Strategic's equipment passed all the rigorous qualifying tests and that Strategic and GSL were shortlisted in an exclusive 4 company group, the other members of which are large multi-national companies. Notwithstanding this disappointment, Strategic continues to explore other opportunities in the United Kingdom and other European markets and believes that the BluTag represents a unique new technology that will be needed in these markets. As a result of the unsuccessful UK bid, Strategic has reduced staffing and operating costs associated with On Guards U.K. operations.

Outlook

Growth requires change and the changes we have made in 2004 are expected to have a positive impact on our long-term prospects. In the past year, the Company made advances in both technology and in existing and new markets. The demand and opportunities for our products in both divisions is stronger than ever and we continue to move forward with confidence in our future.

Entering the second quarter of fiscal 2005, Strategic continues to commercialize RFID products software in this sophisticated area of technology. Strategic is in the process of completing the development of a new suite of products in the Corrections Division that On Guard and Strategic were co-developing at the time of On guard's acquisition. Strategic is applying for patents on a number of unique wireless applications incorporated into its products and we look forward to licensing these patents and technologies to other companies for additional revenue. On Guard continues to bid contracts throughout Europe and we look forward to achieving successful results to these bids which is expected to occur in our fiscal 2005 third quarter. With our focus on core strengths, and our exclusive supply agreement with Sentinel in the United States, the Company expects to achieve positive net earnings for the fourth quarter of fiscal 2005. It is worth noting that Strategic's workforce over the last five years has shrunk considerably however the number of engineers, programmers and other knowledge based personnel has significantly increased both in real terms and as a percentage of Strategic's overall staff size.

We have set ambitious goals for ourselves to deliver growth in value for stakeholders in 2005. We are confident we can achieve these goals because we see the business opportunities and have the people and the commitment to take advantage of them. We will likely be seeking to raise additional capital in Fiscal 2005 in order to provide the financial resources needed for further expansion and acquisitions.

We express our appreciation to the many skilled and motivated employees whose efforts and innovations in the past year have set the groundwork for future growth. We also acknowledge the continued support of our customers and partners that make all of this possible. While tangible evidence of our recent achievements is not immediately apparent from the 2004 numbers, we firmly believe the market will reveal real underlying progress to shareholders in the near future.

On behalf of the Board of Directors

D. H. Blakeway
President & Chief Executive Officer
January 13, 2005

Management's Discussion & Analysis

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in this Annual Report.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management below. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional information relating to the Company is filed on Sedar at www.sedar.com

General Overview

Strategic Technologies Inc. is incorporated under the laws of British Columbia. Strategic is an established international wireless RFID (radio frequency identification device) manufacturer with its 19,000 square foot corporate head office, design and manufacturing facility located in Surrey, British Columbia. Its wholly owned subsidiary, Tactical Technologies Inc., has manufacturing facilities in Folsom, Pennsylvania. On March 3, 2004, Strategic acquired 100% ownership of On Guard Plus Limited, a service provider to Corrections markets in Europe. On Guard is located in Manchester, England. Strategic has developed innovative and widely recognized proprietary *Wireless Local Loop Solutions* for tracking assets and persons-of-interest to law enforcement officials.

RFID is a rapidly emerging wireless technology with broad applications in monitoring and processing information about products and people. RFID applications are having an increasingly important impact on our lives, in the area of wireless connectivity, security, tracking and reporting of information related to goods, vehicles and people. These advanced computer based technologies are marketed worldwide.

The Company's core business is the manufacture and sale or rental of electronic curfew monitoring systems used in the Corrections marketplace. It also manufactures and sells sophisticated surveillance equipment to the Law Enforcement Community.

The consolidated financial statements include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries, Tactical Technologies, Inc. and On Guard Plus Limited (from the date of acquisition).

Revenues include the gross amount billed to customers for sales of products, recurring rentals and related services. Cost of sales includes direct expenses related to the manufacture of products and monitoring services provided.

Selected Annual Information	Years Ended September 30		
	2004	2003	2002
	$	$	$
Total revenues	7,119,331	5,059,812	6,311,906
Loss before other income items	(1,131,600)	(794,822)	(1,042,658)
Net (loss) income	(1,245,441)	(777,857)	539,388
Net (loss) income per common share - Basic	(0.08)	(0.07)	0.07
- Diluted	(0.08)	(0.07)	0.06
Total assets	8,802,646	2,828,285	4,228,984
Long-term debt	1,638,000	-	333,500
Cash dividends per share	None	None	None

In August, 2002, the Company sold its electronic curfew monitoring assets, certain liabilities, and the voice and electronic curfew operations of Strategic Monitoring Services, Inc. located in the United States to Sentinel Offender Services, Inc. As part of the transaction, Sentinel entered into an exclusive Supply Agreement for electronic curfew monitoring equipment with the Company for an initial four year term. This transaction had a significant impact on the comparability of fiscal 2003 to fiscal 2002. Revenues reduced because the revenues generated from the supply agreement were lower than the revenues generated from the monitoring operations in 2002. The loss before other items in 2003 reduced because of the reduced operations and elimination of marketing and administration costs. Total assets in 2003 reduced from total assets in 2002 because the Company used the proceeds from the sale to reduce its liabilities.

In March, 2004, the Company acquired On Guard Plus Limited, a service provider to Corrections markets in Europe. On Guard's results of operation are included from the date of acquisition to September 30, 2004.

Revenues increased for two reasons. First, the Company experienced a higher level of sales under the Supply Agreement with Sentinel in 2004 compared to 2003. In addition, the inclusion of On Guard revenues contributed $993,270 to the increased revenues.

Net income was affected by the inclusion of On Guard which had a net loss for the period ending September 30, 2004 of $632,087. In addition, the consolidated loss was increased by the adoption of the Stock-based Compensation accounting policy which resulted in $139,355 being recognized as an expense in the 2004 fiscal year.

The acquisition of On Guard increased total assets and corresponding liabilities as On Guard had negative working capital at acquisition, the Company financed $1,126,272 of the acquisition cost through loans from the vendors and the Company incurred further borrowings to finance the completion of development costs for On Guard products still under development at date of acquisition.

Results of Operations

The consolidated financial statements for the year ended September 30, 2004 include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries. On Guard Plus Limited results of operations are included from March 3 to September 30, 2004.

Revenues for the year ended September 30, 2004 increased by $2,059,519 or 40% to $7,119,331. The Company experienced revenue increases in all segments of its operations. The Corrections segment revenues increased 200% to $2,759,464 from $921,640 in the prior year. On Guard revenues contributed $993,270 of the increase in Corrections revenues. Revenues from the Law Enforcement segment increased $219,803 or 5% to $4,315,115.

Gross profit for 2004 was 49% of sales and $3,474,425 compared to 37% and $1,868,043 for 2003. The improved gross profit is due to an increased contribution from rental and consulting revenues which attract significantly higher gross margins than product sales. The Company discontinued offering discounts to encourage product sales. In its Law Enforcement segment, gross profit was maintained at 46%, the same level as in 2003. Gross profits in the Law Enforcement segment may vary with the product mix of sales with higher margins being earned on sales of in-house manufactured products compared to purchased products.

Operating Costs

General and administration

In fiscal 2004, general and administration expenses increased $1,199,435 to $2,364,857 compared with $1,165,422 in fiscal 2003. The inclusion of On Guard for the seven months contributed $930,977 to the increase. The balance of the increase arises mainly from: an increase in insurance expense of $27,666 arising from an increase in liability premiums and accounts receivable collection protection; increased professional fees of $66,632 for audit and legal services; the reduction of recovery of bad debts of $53,764 compared to the prior year; and, an increase in stock based compensation to employees of $79,808. In addition, there was an overall increase in general and administrative expenses in 2004 over 2003 arising from increased business and financing activities.

Sales and marketing
Sales and marketing increased $543,819 to $1,208,338 compared to the prior year. On Guard was responsible for $350,860 of the increase as it continued its marketing efforts mainly concentrated in Western Europe. The rest of the increase were a result of increased travel of $24,183 associated with the management of On Guard and $214,974 for an investor relations program which included $59,547 in stock based compensation to consultants. The Law Enforcement sales and marketing expenses decreased marginally from 2003 due to reduced travel costs.

Research and development
Research and development costs for fiscal 2004 totaled $492,133 compared to $461,177 for fiscal 2003, an increase of $30,956. The increase is attributable to staff additions in the Law Enforcement division for a portion of fiscal 2004. The Company continues to invest heavily in new product development and the enhancement of its existing product lines. On October 1, 2003, Strategic launched its new "iTRX" series of curfew monitoring products for the corrections industry. It expects these new "best of breed" products will increase revenues in future periods. In addition, the Company developed a new receiver which has been incorporated into a new GPS tracking device. The Company is currently testing its "Blutag" GPS tracking device. The device was primarily developed by On Guard and is a patented one piece device which is being well received by the industry.

Depreciation and amortization
Depreciation and amortization increased $186,515 in fiscal 2004 to $361,460 as compared to $174,945 in fiscal 2003. The increase results from an increase in rental monitoring units with customers in 2004 and the acquisition of On Guard which contributed $122,181 to the increase. The amortization of other assets resulted in an increase of $35,000.

Financing charges
The Company incurred $113,303 of financing charges in 2004 as compared to $107,935 in fiscal 2003. The financing charges were comprised of bank charges of $13,205 (2003 - $3,448), visa charges of $22,000 (2003 - $52,000), interest of $65,581 (2003 - $52,487), and amortization of deferred financing charges of $12,517 (2003 – nil). Of the total financing charges, On Guard incurred $29,945 of the bank charges and interest. The Company will incur higher interest costs in 2005 because of the increased debt level that will be outstanding through its fiscal year and the amortization of deferred financing charges.

Income taxes
Tactical Technologies Inc., a wholly owned subsidiary, operates in Pennsylvania, USA. Its net earnings cannot be offset against net losses of the parent company because of the different tax jurisdictions. The provision for income taxes for Tactical was $237,881 compared to $11,451 in 2003. The 2003 amount was the net taxes after offsetting prior years losses carried forward. On Guard received a tax refund of $107,890 during the period.

The Company continues to monitor its expenses closely and looks for further efficiencies that can be implemented to control or reduce expenses. After a review of the operations of On Guard the Company has identified cost savings that may be implemented. The changes are in the process of being made and the Company expects to reduce expenses by at least $400,000 for fiscal 2005.

Quarterly Results - 2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	$	$	$	$
Revenues	1,007,676	2,404,736	1,941,493	1,765,426
Loss before other income items	(305,166)	45,688	(156,214)	(715,908)
Net loss	(305,166)	(26,658)	(78,560)	(835,057)
Net loss per common share – Basic and diluted	(0.03)	(0.00)	(0.01)	(0.04)

Quarterly Results – 2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	$	$	$	$
Revenues	1,260,251	1,528,339	1,519,257	751,965
Loss before other income items	(154,560)	(162,969)	(126,486)	(350,807)
Net loss	(154,560)	(213,795)	(133,286)	(276,216)
Loss per common share – Basic and diluted	(0.02)	(0.02)	(0.01)	(0.02)

The second quarter of fiscal 2004 reflects a delivery of products under a large US government purchase order to Law Enforcement. Two deliveries were made in the second and third quarters of 2003 albeit at lower levels than in 2004. The third and fourth quarters of 2004 include On Guard revenues while the fourth quarter of 2003 reflects lower than expected revenues under the Supply Agreement with Sentinel. The Company offered discounts on certain products to Sentinel during 2003 in an effort to stimulate sales, however the discounts were discontinued in fiscal 2004. A significant proportion of the Company's revenues and expenses are generated in US dollars. Revenues and expenses for 2004 were reduced as the average exchange rate fell from 1.44 in 2003 to 1.33 in 2004.

Fourth Quarter
Revenues for the fourth quarter increased to $1,765,426 in 2004 from $751,965 the prior year. Of this increase, $401,104 was attributable to the acquisition of On Guard. Gross profit for the quarter was $849,770 and 48% as compared to $178,035 and 24% in 2003. The improved gross profit is attributable to the discontinuance of discounts on product sales to Sentinel during 2004 and the higher level of rental and consulting revenues earned by On Guard. Net loss for the fourth quarter was $835,057, of which $400,764 was attributable to On Guard, as compared to net loss of $276,216 in the 2003 fourth quarter. Basic and diluted loss per common share was $0.04 in 2004 compared to $0.02 in 2003. For the fourth quarter of 2004, the net loss was increased as On Guard's revenues were reduced from previous periods where it had been recognizing revenues deferred at acquisition date and payments received under an exclusivity contract, none of which occurred in the fourth quarter.

Liquidity
Working capital at the end of fiscal 2004 was $621,620 compared to $1,767,665 at the end of fiscal 2003. Our current ratio (current assets divided by current liabilities) decreased to 1.2 mainly as a result of On Guard's working capital deficiency at the date of acquisition of $679,470. As planned, the Company reduced its inventory levels during fiscal 2004 by $230,802 from $1,141,650 in 2003.

Subsequent to September 30, 2004, working capital has been augmented by the sale of Verquis LLC, a wholly owned subsidiary for US$1,000,000 and the settlement of a legal action for $250,000. To continue to meet all of its obligations, the Company will need to secure adequate additional financing and achieve future profitable operations.

Cash flow from operations
Cash used in operations was $1,173,588 compared with $1,098,039 in fiscal 2003. Of this amount, $410,874 was invested in working capital items compared with $553,870 in the previous year.

Investing activities
On March 3, 2004 the Company completed the acquisition of On Guard Plus Limited for net cash of $472,716. The Company made equipment and other asset acquisitions totaling $1,356,270 compared to $165,311 during fiscal 2003. The increase in equipment acquisitions is attributable mainly to development costs associated with equipment developed by On Guard for tracking purposes. These new products for which patents have been issued are expected to expand the Company's revenues going forward commencing in the second quarter of fiscal 2005.

Financing activities

During fiscal 2004, the Company completed private placements resulting in the issue of 4,494,944 common shares for net proceeds of $1,610,528. Warrants were issued as part of the private placements which entitles the holders to convert into 2,247,472 common shares of which 1,093,750 are at $0.50 per share and 1,153,722 are at $0.60. The Company also completed a debenture issue for gross proceeds of $1,582,000. The debentures have warrants attached entitling the holders to purchase 1,582,000 common shares at $0.60

In a non cash transaction, the Company issued 1,000,000 valued at $0.40 each on the acquisition of On Guard Plus Limited.

Capital Resources

The Company is committed to completing the development and marketing of products, particularly "Blutag", a one piece GPS tracking device, acquired in the acquisition of On Guard. These costs are estimated to be $500,000 and will be expended over the next eighteen months. The Company will also require capital expenditures for its rental equipment pool on obtaining new contracts or the expansion of existing programs. The contracts are subject to competitive bid processes making it difficult to estimate the capital expenditures required. The Company has no commitments in place relating to these possible capital expenditures as the time frames required to produce the required rental equipment is relatively short. The Company will need to raise capital through further borrowings or equity issues to fund any amounts required.

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1- 3 years**	**4 – 5 years**	**After 5 years**
Debentures Payable	$1,582,000	-	$1,582,000	-	-
Operating Leases	$757,139	$234,141	$341,226	$181,772	-
Loans Payable	$110,814	$54,814	$56,000	-	-
Total Contractual Obligations	$2,449,953	$288,955	$1,979,226	$181,772	-

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements in place.

Transactions with Related Parties

The related party transactions are described in Note 12 to the consolidated financial statements. There are no ongoing contractual or other commitments resulting from these transactions.

Critical Accounting Estimates

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates, and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and goodwill are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in the financial statements (Note 2).

Subsequent Events
In December, 2002, the Company commenced an action against an engineering company to recover unspecified costs and damages relating to technology developed for Strategic which failed to meet performance criteria. In a mediated settlement subsequent to September 30, 2004, the action was settled without a finding of fault for $250,000 subject to finalization of a license agreement. Strategic is not a party to any other legal proceedings nor are any contemplated at this time.

In August, 2004, the Company signed a Letter of Intent to sell Verquis LLC which was acquired as part of the On Guard Plus Limited acquisition completed in March, 2004. In addition to holding the US (only) rights to the BluTag real time tracking system, Verquis LLC supplies certain voice verification services to law enforcement agencies in the US. The divestiture reflects Strategic's non-competition obligations to its primary customer, Sentinel Offender Services LLC. Under the divestiture, the purchaser will pay On Guard US$1 million and has granted Strategic an option to acquire a minority equity interest in the purchaser at a future date. No value has been recorded for this option as the cost to exercise cannot be reasonably determined at this stage. This sale transaction was completed on December 21, 2004. (See Note 15).

Looking forward
The Company was extremely disappointed when its partner in the United Kingdom was unsuccessful in its bid to provide monitoring services for the next five years. Strategic continues to explore other opportunities in the United Kingdom and other European markets. As a result of the bid loss, Strategic is reducing its staffing and operating costs associated with On Guard's U.K. operations.
Entering the first quarter of fiscal 2005, Strategic continues to commercialize RFID products and software, incorporating sophisticated radio frequency wireless communications technology to relay critical information for customers. Strategic is in the final process of completing the development of products On Guard had underway at the date of acquisition. One of the products, "Blutag", has been accepted for patent registration in the United States and Strategic expects to release the product in selected jurisdictions in Fiscal 2005. Strategic is applying for patents on a number of unique wireless applications incorporated into its products. On Guard continues to bid contracts throughout Europe but will not return to profitability until it achieves some successful results to these bids which is expected to occur in the second quarter of 2005. With our focus on core strengths and our exclusive supply agreement with Sentinel in the United States, the Company expects to achieve positive net earnings for the fourth quarter of fiscal 2005.

Risk Management
Business risks
Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense. In the corrections market the major current market for our products is Sentinel Offender Services, LLC in the United States. Through the acquisition of On Guard Plus Limited, the Company is expanding into other global markets reducing its dependence on any one customer or market place. Currently, however, the Company has economic dependence on Sentinel for revenues generated from the corrections industry.

Foreign exchange risks and inflation
The Company generates all of its revenues in U.S. dollars, Euros or Sterling. We record foreign currency denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars based on spot rates for the currency at the end of the reporting period. We had a foreign exchange loss of $65,934 in fiscal 2004 due to the strengthening of the Canadian dollar. To date, the Company has not engaged in any currency hedging to minimize the effects of these gains or losses. Exchange rate fluctuations are partially offset by a natural hedge in that some of the components we purchase and expenses we incur and our law enforcement and defense division are denominated in these foreign currencies.

We do not hold and have not entered into a market risk sensitive instrument for trading purposes.

We believe that inflation and other changes in prices have not had a material effect on us.

Management's Statement of Responsibility

The management of Strategic Technologies Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all the information in the Annual Report. The consolidated financial statements are stated in Canadian dollars (CDN$) and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is comprised of one non-management director and one management director and is appointed annually by the Board of Directors. The committee meets periodically with the Company's management and independent auditors to review the consolidated financial statements and the independent auditors' report. The audit committee reported its findings to the Board of Directors, who have approved the consolidated financial statements.

The Company's independent auditors, Deloitte & Touche LLP, have examined the consolidated financial statements and their report follows.

"Doug H. Blakeway"

Doug H. Blakeway
President & Chief Executive Officer

January 13, 2004

"Ian M. Brown"

Ian M. Brown
Chief Financial Officer

January 13, 2004

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

Auditors' Report

To the Shareholders of
Strategic Technologies Inc.

We have audited the consolidated balance sheets of Strategic Technologies Inc. as at September 30, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
January 13, 2005

STRATEGIC Technologies Inc.
Consolidated Balance Sheets
As At September 30
Expressed in Canadian Dollars

	2004	2003
	$	$
ASSETS		
Current		
Cash and cash equivalents	**1,282,064**	621,499
Accounts receivable	**1,162,380**	472,076
Inventory	**910,848**	1,141,650
Prepaids	**115,113**	62,793
	3,470,405	2,298,018
Property and equipment (Note 4)	**2,090,764**	418,906
Goodwill (Note 3)	**1,240,000**	-
Other assets (Note 5)	**2,001,477**	111,361
	8,802,646	2,828,285
LIABILITIES		
Current		
Bank indebtedness (Note 6)	**343,730**	-
Accounts payable and accrued liabilities	**1,143,686**	346,007
Income taxes payable	**163,655**	8,504
Customer deposits	**16,628**	66,908
Loans payable (Note 7)	**1,181,086**	108,934
	2,848,785	530,353
Debentures payable (Note 8)	**1,582,000**	-
Loan payable (Note 7)	**56,000**	-
Future tax liabilities (Note 9 (c))	**799,745**	-
	5,286,530	530,353
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	**14,500,112**	12,171,484
Subscription for shares	**-**	318,100
Contributed surplus	**381,788**	43,250
Cumulative translation adjustment	**(4,549)**	(119,108)
Deficit	**(11,361,235)**	(10,115,794)
	3,516,116	2,297,932
	8,802,646	2,828,285

See accompanying notes to consolidated financial statements
Continuing Operations (Note 1)
Commitments and Contingency (Notes 3 and 13)
Subsequent Events (Note 15)

On behalf of the Board

D.H. Blakeway
Director

K.R. Tolmie
Director

STRATEGIC Technologies Inc.
Consolidated Statements of Operations
Years Ended September 30
Expressed in Canadian Dollars

	2004 $	2003 $
Revenues	**7,119,331**	5,059,812
Cost of sales	**3,644,906**	3,191,769
Gross profit	**3,474,425**	1,868,043
Sales and marketing	**1,208,338**	664,519
General and administration	**2,364,857**	1,165,422
Research and development	**492,133**	461,177
Financing charges	**113,303**	107,935
Depreciation and amortization	**361,460**	174,945
Foreign exchange loss	**65,934**	88,867
Gain on extinguishment of convertible debt	**-**	(28,416)
Loss before income taxes	**(1,131,600)**	(766,406)
Income taxes (Note 9)	**113,841**	11,451
Net Loss	**(1,245,441)**	(777,857)
Loss per common share		
Basic and diluted	**$ (0.08)**	$ (0.07)
Weighted average number of common shares		
Basic and diluted	**16,046,579**	10,717,269

See accompanying notes to consolidated financial statements

STRATEGIC Technologies Inc.
Consolidated Statements of Deficit
Years Ended September 30
Expressed in Canadian Dollars

	2004 $	2003 $
Deficit, Beginning of year	**(10,115,794)**	(9,337,937)
Net loss	**(1,245,441)**	(777,857)
Deficit, End of year	**(11,361,235)**	(10,115,794)

See accompanying notes to consolidated financial statements

STRATEGIC Technologies Inc.
Consolidated Statements of Cash Flows
Years Ended September 30
Expressed in Canadian Dollars

	2004	2003
	$	$
OPERATING ACTIVITIES		
Net loss	**(1,245,441)**	(777,857)
Items not involving cash:		
Depreciation and amortization	**361,460**	174,945
Future income taxes	**(29,995)**	-
Amortization of deferred financing costs	**12,517**	-
Stock based compensation	**139,355**	-
Accretion of convertible debt	**-**	15,500
Write off of bad debt	**-**	51,145
Write down of rental equipment	**-**	30,309
Gain on extinguishment of convertible debt	**-**	(28,416)
Increase in cash surrender value of life insurance	**(610)**	(2,523)
Non-cash working capital changes (Note 11)	**(410,874)**	(553,870)
	(1,173,588)	(1,098,039)
INVESTING ACTIVITIES		
Acquisition of On Guard Plus Limited, net of cash acquired of $122,130 (Note 3)	**(472,716)**	-
Property and equipment acquisitions	**(1,124,095)**	(158,039)
Other assets acquisitions	**(232,175)**	(7,272)
Proceeds from sales agreement receivable	**-**	460,507
	(1,828,986)	302,468
FINANCING ACTIVITIES		
Proceeds from issue of debentures	**1,582,000**	-
Repayment of convertible notes and bonds payable	**-**	(1,131,726)
Payment to redeem outstanding units issued	**-**	(5,000)
Shares issued, net of issue costs	**1,610,528**	670,170
Subscription for shares, net of issue costs	**-**	318,100
	3,192,528	(148,456)
Net increase (decrease) in cash	**189,954**	(944,027)
Effect of exchange rate changes on cash	**126,881**	(52,488)
Cash and cash equivalents, beginning of year	**621,499**	1,618,014
Cash and cash equivalents, end of year	**938,334**	621,499

Cash and cash equivalents are comprised of:

Cash in banks	**1,282,064**	621,499
Bank indebtedness	**(343,730)**	-
	938,334	21,499

Supplementary Cash Flow Disclosure (Note 11)

See accompanying notes to consolidated financial statements

1. CONTINUING OPERATIONS

Strategic Technologies Inc. (the "Company") manufactures and distributes electronic curfew monitoring systems which monitors the curfew compliance of offenders who are in correctional systems in the United States., Australia and France. The Company also designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses in 2004 and 2003 and has rescheduled principal payments on the Western Economic Diversification Fund loan (Note 7).

Continuation of operations is dependant upon the continued support of its creditors, the ability of the Company to secure adequate additional financing, and ultimately upon achieving future profitable operations.

If the Company is unable to continue as a going concern, it is likely that the assets will be realized at amounts significantly lower than the carrying value and the Company may not be able to fully satisfy all its obligations to secured and unsecured creditors.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates, and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and goodwill are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized herein.

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary companies, Tactical Technologies Inc., On Guard Plus Limited, Strategic Monitoring Services, Inc. (inactive) and Capstone Technologies Inc. (inactive). All significant inter-company transactions and balances have been eliminated in the preparation of these consolidated financial statements.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and deposits in banks.

(c) Inventory

Inventory of raw materials and finished goods is carried at the lower of cost, being actual landed cost, and net realizable value. Work in progress also includes labour at standard cost plus allocated manufacturing overhead.

(d) Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are recorded on the following basis and annual rates, except during the year of acquisition or disposal when one-half the annual rate is used:

Rental monitoring units	20% straight-line
Engineering and molds	33 1/3% straight-line
Manufacturing and office equipment	20% declining balance
Leasehold improvements	20% straight-line

(e) Intangible Assets
Intangible assets with finite lives are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method over the following periods:

Licenses	Term of licensing agreements or ten years
Non-patented technology	Estimated expected life of related products
Patents	Ten years

(f) Goodwill
Goodwill represents the excess of the amount paid for On Guard Plus Limited (Note 3) in the year over the estimated fair value of the net identifiable tangible and intangible assets. Goodwill is not amortized but is tested for impairment annually. No provision for impairment was required at September 30, 2004.

(g) Impairment of Long-lived Assets
Effective October 1, 2003 the Company prospectively adopted the new CICA section 3063 "Impairment of Long-Lived assets". The Company monitors the recoverability of long-lived assets, based on estimates using factors such as expected future asset utilization, economic outlook and future cash flows expected to result from the use of the related assets or be realized on sale. The Company recognizes an impairment loss if the projected undiscounted aggregate cash flows are less than the carrying amount. The amount of impairment charge, if any, is defined as the excess of the carrying value over the expected future discounted cash flows. Prior to October 1, 2003, asset impairments were recorded to the extent that the amount of an asset's carrying value exceeded its net recoverable amount on an undiscounted cash flow basis. No impairment loss was recorded as of September 30, 2004 (2003 – Nil).

(h) Translation of Foreign Currency
Monetary assets and liabilities of the parent company denominated in a foreign currency are translated using rates of exchange prevailing at the balance sheet date. Non-monetary items, as well as revenues and expenses are translated at historical rates. Any resulting gains or losses are included in operations. All the assets and liabilities of the self sustaining foreign subsidiaries are translated at the year end rate of exchange, while revenues and expenses are translated at the average rate of exchange for the period. Gains and losses on translation are recorded in shareholders' equity on the consolidated balance sheet under the caption "cumulative translation adjustment".

(i) Revenue Recognition
The Company recognizes equipment rental service revenues over the term of the applicable operating service agreements after the rental service has been provided. Sales of product are recognized as revenues pursuant to contractual arrangements when title passes to the customer as goods are shipped, provided that at the time of shipping the amount is determinable and collection of the sales proceeds is reasonably assured.

(j) Stock Based Compensation
The Company accounts for all stock-based payments granted on or after October 1, 2002, using the fair value based method. Under the fair value based method, stock-based payments are measured at the fair value of the equity instruments issued at the date of grant using the Black-Scholes option pricing model. The estimated weighted-average fair value of the options was determined using the weighted-average assumptions of risk-free interest rate of 3.5%; 4 year expected term of option; volatility in stock price 86.25%; dividend yield 0%. There were no options outstanding at September 30, 2003.

(k) Income Taxes
The future income tax asset and liability method of accounting for income taxes is used, and future income tax liabilities and future income tax assets are recorded on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These standards, also require that the future income tax assets and liabilities be measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(l) Earnings (Loss) Per Share
The diluted net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as issued options, convertible debt and warrants. This method requires that fully diluted net earnings per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period of issue, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year.

(m) Comparative Figures
Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. ACQUISITION OF ON GUARD PLUS LIMITED

Effective March 3, 2004, the Company acquired 100% of the shares of On Guard Plus Limited ("On Guard"), a United Kingdom based service provider to Corrections Departments in Europe. The transaction has been accounted for by the purchase method with the results of operations included in these financial statements from the date of acquisition. Details of the assets acquired and the consideration given are as follows:

Net assets acquired at fair value	$
Current assets, including cash of $122,130	847,036
Property and equipment	952,484
Technology	1,510,080
Goodwill	1,240,000
Accounts payable and accrued liabilities	(1,164,160)
Deferred income	(362,346)
Future income taxes	(829,740)
	2,193,354

Consideration paid	$
1,000,000 common shares, value of $0.40 each	400,000
Cash payment on closing (including transaction costs of $45,464)	594,846
US$898,200 payable to vendors, due September 3, 2004 and March 3, 2005	1,198,508
	2,193,354

As part of the transaction, the vendors could be entitled to additional consideration for the next five years. Amounts are due if On Guard's revenues exceed certain specified amounts for any of the next five years. No accrual has been made for this contingent consideration as the outcome of the contingency cannot be reasonably determined at this stage.

To assist in the On Guard purchase, the Company entered into a financing agreement to offer $2.7 million of Units (each unit consisting of one share and one-half warrant) at between $0.40 and $0.45 per Unit with an initial $700,000 to be completed as a bought deal and the balance by short term offering document and private placement. Each whole warrant is exercisable for 24 months from issuance and the bought deal warrants will have a $0.50 exercise price and the balance will have a $0.60 exercise price. The Underwriters reserved a 60 day 25% over-allotment option and received an 8% commission on Units placed and a 12% option to purchase additional units for a 24 month period at the offering price and a work fee. On March 3, 2004, the Company closed the bought deal portion of the financing raising $875,000 (net proceeds of $728,136) including the 25% over allotment resulting in the issuance of 2,187,500 shares and 1,093,750 warrants exercisable at $0.50 each. The underwriters received Units (each unit consisting of one share and one-half warrant) entitling the holder to purchase 262,410 common shares at $0.40 per share until March 3, 2006 and 131,205 common shares at $0.50 per share on exercise of the warrants.

4. PROPERTY AND EQUIPMENT

2004	$ Cost	$ Accumulated Depreciation	$ Net Book Value
Rental monitoring units	220,384	53,686	166,698
Engineering and molds	1,351,098	292,660	1,058,438
Manufacturing and office equipment	1,885,165	1,019,537	865,628
Leasehold improvements	2,521	2,521	-
	3,459,168	1,368,404	2,090,764

2003	Cost	Accumulated Depreciation	Net Book Value
Rental monitoring units	47,164	21,964	25,200
Engineering and molds	532,583	297,694	234,889
Manufacturing and office equipment	902,755	743,938	158,817
Leasehold improvements	2,521	2,521	-
	1,485,023	1,066,117	418,906

5. OTHER ASSETS

2004	$ Cost	$ Accumulated Amortization	$ Net Book Value
Licenses	53,800	41,457	12,343
Deferred financing costs	388,620	12,517	376,103
Patents and technology	1,546,907	38,576	1,508,331
Cash surrender value, life insurance	104,700	-	104,700
	2,094,027	92,550	2,001,477

2003	Cost	Accumulated Amortization	Net Book Value
Licenses	53,795	42,174	11,621
Patents	2,918	-	2,918
Cash surrender value, life insurance	96,822	-	96,822
	153,535	42,174	111,361

Patents and technology includes $924,479 which is not in commercial production and accordingly is not being amortized.

6. BANK INDEBTEDNESS

Bank indebtedness is represented by an overdraft of On Guard Plus Limited with a Chartered Bank in the United Kingdom. Security for the indebtedness is a personal guarantee of a Director and former shareholder of On Guard Plus Limited. As part of the purchase agreement, the Company has undertaken to provide alternative security to release the guarantor or repay the amount owing. The personal guarantee remained in place at September 30, 2004.

7. LOANS PAYABLE

	2004 $	2003 $
Western Economic Diversification Fund Loan, unsecured, with Interest at Bank of Canada prime lending rate plus 3%, Repayable in varying monthly installments, due May, 2006	110,814	108,934
Long term portion	56,000	-
Payments due within one year	54,814	108,934
US$449,100 loan payable, unsecured without interest, due in equal installments on September 3, 2004 and March 3, 2005	563,136	-
US$449,100 4% Notes payable, unsecured, due in equal Installments on September 3, 2004 and March 3, 2005	563,136	-
	1,181,086	108,934

The due date for the first installment due September 3, 2004 on the loan payable and 4% notes payable was extended to December 31, 2004 with interest due of 12% per annum for the period of extension.

8. DEBENTURES PAYABLE

	2004 $	2003 $
Debentures payable, bearing interest at 12% per annum payable monthly, due September 3, 2006	1,582,000	-

The debentures are secured by a General Security Agreement over all assets of the Company. In addition the Company provided a pledge of the shares of its subsidiaries, Tactical Technologies Inc. and On Guard Plus Limited. The Company may redeem the debentures at any time, without penalty. As part of the financing, the Company issued 1,740,200 warrants exercisable into common shares at $0.60 each. The warrants have a two year term from date of issue and expire on September 3, 2006. The fair value of the warrants measured at $199,183 has been treated as deferred financing fees and will be amortized over the life of the debt.

9. INCOME TAXES

a) Provision for income taxes was as follows:

	2004 $	2003 $
Current income taxes	143,836	11,451
Future taxes	(29,995)	-
	113,841	11,451

b) The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2004	2003
	$	$
Statutory tax rate	38%	38%
Recovery of income taxes at statutory rates	(430,008)	(295,586)
Provision for income taxes on non deductible expense	61,688	9,593
Effect of lower tax in foreign jurisdictions	30,512	9,026
Tax benefit not recognized in period that the loss arose	427,212	396,631
Tax losses where tax benefit had not been recognized	-	(108,213)
Other	24,437	-
	113,841	11,451

c) The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets are as follows:

	2004	2003
Assets	$	$
Depreciation and amortization	1,315,290	1,178,702
Scientific Research and Expenditure credits	262,253	262,253
Operating loss carry forwards	2,030,954	1,756,132
	3,608,497	3,197,087
Less: valuation allowance	(3,608,497)	(3,197,087)
	-	-
Liabilities		
Carrying value of patents and technology in excess of tax value	799,745	
Net future income tax liability	799,745	

d) At September 30, 2004 the Company had the following loss carry forwards available for tax purposes:

		Expiry
Canada	$ 2,417,566	2005-2011
United States (2,320,109 United States dollars)	$ 2,927,050	2010-2017

10. SHARE CAPITAL

a) Authorized: unlimited common shares without par value.
b) Issued common shares are as follows:

	Number of Shares	$ Amount
Issued, September 30, 2002	9,066,717	11,531,757
Issued for private placement, net of issue costs	3,200,000	654,000
Issued on exercise of warrants	61,622	16,170
Less: Treasury stock	(11,070)	(30,443)
Balance, September 30, 2003	12,317,269	12,171,484
Issued on share subscription, net of issue costs	1,000,000	318,100
Issued on On Guard Plus Limited acquisition (Note 3)	1,000,000	400,000
Issued on private placement, net of issue costs	2,187,500	728,136
Issued on financing, net of issue costs	2,307,444	882,392
Balance, September 30, 2004	18,812,213	14,500,112

There has been no change in the 11,070 treasury shares for $30,443 at September 30, 2004.

As part of the financings completed in the year, the Company granted the Underwriters:
i) the right to acquire 262,410 Units at $0.40 per Unit, each Unit consisting of one common share and one half of a common share purchase warrant. Each whole warrant is exercisable into one common share at an exercise price of $0.50. The Underwriters' option expires March 3, 2006.
ii) the right to acquire 269,334 Units at $0.45 per Unit, each Unit consisting of one common share and one half of a share purchase warrant. Each whole warrant is exercisable into one common share at an exercise price of $0.60. The Underwriters' option expires May 7, 2006.

c) Issued warrants are as follows:

	Exercise Price	Expiry	Number of Warrants
Issued, September 30, 2002			1,411,276
Issued on private placement	$0.26	March 31, 2005	700,000
Expired during year			(1,349,654)
Exercised during year			(61,622)
Issued, September 30 ,2003			700,000
Issued on private placement	$0.44	October 27, 2005	500,000
Issued on private placement	$0.50	March 3, 2006	1,093,750
Issued on financing	$0.60	May 7, 2006	1,153,722
Issued on debenture financing	$0.60	September 3, 2006	1,522,000
Issued on debenture financing	$0.60	September 30, 2006	60,000
Issued to broker for debenture financing	$0.60	September 3, 2006	152,200
Issued to broker for debenture financing	$0.60	September 30, 2006	6,000
Issued September 30, 2004			5,187,672

d) Units Issued:

	Exercise Price	Expiry	Number of Warrants
Issued, September 30, 2002			8,799,061
Cancelled on repayment of convertible notes and interest			(4,859,446)
Cancelled on repayment of convertible bonds			(3,846,154)
Redeemed from holder for cash payment of $5,000.			(93,461)
Issued, September 30, 2003			-

e) Options issued and exercisable:

	Exercise Price	Expiry	Number of Options
Issued, September 30, 2002 and 2003			-
Issued to employees	$0.40	October 22, 2008	544,000
Issued to consultants	$0.40	October 22, 2008	400,000
Issued to employees	$0.40	March 3, 2009	100,000
Issued, September 30, 2004			1,044,000

11. SUPPLEMENTARY CASH FLOW INFORMATION

a) Change in non-cash working capital:

	2004	2003
	$	$
Accounts receivable	(43,297)	68,567
Inventory	230,801	(342,302)
Prepaids	7,818	3,914
Accounts payable and accrued liabilities	(348,721)	(319,147)
Income taxes payable	155,151	8,504
Customer deposits	(49,911)	26,594
Deferred income	(362,715)	-
Change in non-cash working capital	(410,874)	(553,870)

b) Interest and income taxes:

	2004	2003
Interest paid	90,544	92,435
Income taxes paid	137,881	-

c) Non-cash investing and financing transactions:
During the year ended September 30, 2004 the Company issued 1,000,000 common shares valued at $400,000 on the acquisition of On Guard Plus Limited (Note 3). In September, 2004, the Company completed a debenture financing for gross proceeds of $1,582,000. As part of the financing, the Company issued 1,740,200 warrants convertible into common shares at $0.60 each. The warrants have a two year term from date of issue. The fair value of the warrants using a Black Scholes pricing model was recorded as contributed surplus of $199,183.

12. TRANSACTIONS WITH RELATED PARTIES

Management fees of $366,000 (2003 - $366,000), automobile costs of $7,200 (2003 - $7,200) and interest of $nil (2003 - $9,479) on short term financing were charged by companies controlled by individuals who are officers or directors of the Company. Management participated in the private placements to the extent of $500,000 (2003 - $645,100)(Note 10(b)).

As of September 30, 2004, amounts owing to these individuals included in accounts payable and accrued liabilities totaled $10,800 (2003 - $3,600).

Maxwell & Co. provided accountancy services with a value of $17,210 (£7,450) in the period. H.W.G. Maxwell is a previous director and 50% shareholder of On Guard Plus Limited and is a partner in Maxwell & Co., Chartered Accountants and Registered Auditors. As at September 30, 2004 the amount owing to Maxwell & Co was Nil.

Fees in relation to legal services provided of $203,726 (2003 - $43,039) were paid to a law firm, a partner of which was a related party during the year.

13. COMMITMENTS AND CONCENTRATION OF SALES

The minimum annual rentals payable under the terms of operating leases for premises, office and other equipment are as follows:

2005	$234,141
2006	$232,111
2007	$109,115
2008	$ 90,886
2009	$ 90,886

In addition, the Company rents premises on a month to month lease with annual lease payments of $139,792.

In August, 2002, the Company signed a supply agreement with Sentinel Offender Services, LLC whereby Sentinel has agreed to purchase exclusively from the Company all its requirements for electronic offender monitoring equipment in the U.S.A. The agreement has an initial term of four years. For the year ended September 30, 2004, sales to Sentinel represent 21% (2003 - 16%) of revenues and 25% (2003 - 37%) of accounts receivable.

14. FINANCIAL INSTRUMENTS

The Company's financial assets and liabilities include accounts receivable, accounts payable, accrued liabilities, customer deposits, loans and debentures payable. The fair value of accounts receivable, accounts payable accrued liabilities and customer deposits approximate their carrying value due to the short term to maturity. The fair value of loans and debentures payable approximate their market value due to the market rate of interest being charged.

The Company is exposed to interest rate and foreign exchange risk. The Company does not use derivative instruments to reduce its exposure to these risks.

15. SUBSEQUENT EVENTS

In December, 2002, the Company commenced an action to recover unspecified costs and damages relating to technology developed for Strategic which failed to meet performance criteria. In a mediated settlement subsequent to September 30, 2004, the action was settled without a finding of fault for $250,000 subject to finalization of a license agreement.

On December 21, 2004, the Company entered into definitive agreements resulting in the sale of Verquis, LLC, a wholly owned subsidiary company. Verquis provides voice biometric services in the United States and holds the license for distribution of "Blutag" tracking devices in the United States on an exclusive basis. Proceeds of the sale total US$1,000,000. The Company has acquired a warrant to acquire a minority interest in the purchaser at a future date. No value has been ascribed to the warrant as the cost to exercise cannot be reasonably determined at this stage.

16. SEGMENTED INFORMATION

(a) Reportable segmentation

2004	Corrections	Law Enforcement	Consolidated
	$	$	$
Revenues	2,759,464	4,315,115	7,074,579
Cost of sales, marketing, administration, development and depreciation	4,068,369	4,003,325	8,071,694
Segment (loss) income	(1,308,905)	311,790	(997,115)
Sundry income			44,752
			(952,363)
General corporate expenses			
Financing charges			(113,303)
Foreign exchange loss			(65,934)
Income taxes			(113,841)
NET LOSS			(1,245,441)
Goodwill	1,240,000	-	1,240,000
Other identifiable assets	6,554,534	901,069	7,445,603
General corporate assets			117,043
	7,794,534	901.069	8,802,646
Plant and equipment acquisitions	1,105,208	18,887	1,124,095
Depreciation and amortization	351,328	10,132	361,460

2003	Corrections	Law Enforcement	Consolidated
	$	$	$
Revenues	921,640	4,095;312	5,016,952
Cost of sales, marketing, administration, development and depreciation	1,523,878	3,833,954	5,657,832
Segment (loss) income	(902,238)	261,358	(640,880)
Sundry income			42,860
			(598,020)
General corporate expenses			
Financing charges			(107,935)
Foreign exchange loss			(88,867)
Gain on extinguishment of convertible debt			28,416
Income taxes			(11,451)
NET LOSS			(777,857)
Identifiable assets	2,197,495	519,429	2,716,924
General corporate assets			111,361
			2,828,285
Plant and equipment acquisitions	152,901	5,138	158,039
Depreciation and amortization	163,515	11,430	174,945

The industry segments have been determined based on the products sold or rented to particular marketplaces, being Corrections (Offender Electronic Monitoring) and Law Enforcement. Transactions between segments were based on cost.

(b) Geographic segmentation - Plant and equipment

	Corrections	Law Enforcement	Consolidated
2004	$	$	$
Canada	353,650	-	353,650
United States	65,345	20,914	86,259
Europe	1,650,855	-	1,650,855
	2,069,850	20,914	2,090,764
2003			
Canada	368,017	-	368,017
United States	-	13,428	13,428
Other	37,461	-	37,461
	405,478	13,428	418,906

(c) Geographic segmentation - Revenues

	Corrections	Law Enforcement	Consolidated
2004	$	$	$
United States	1,463,439	4,315,115	5,778,554
Europe	1,273,857	-	1,273,857
Other	22,168	-	22,168
	2,759,464	4,315,115	7,074,579
2003			
United States	845,280	4,095,312	4,940,592
Europe	54,455	-	54,455
Other	21,905	-	21,905
	921,640	4,095,312	5,016,952

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
STRATEGIC Technologies Inc.
Director, Chairman & Chief Executive Officer
TACTICAL Technologies Inc.
ON GUARD Plus Limited

Ian M. Brown
Director, Vice President, Secretary & Chief Financial Officer
STRATEGIC Technologies Inc.

Kenneth R. Tolmie*
Director, Chairman, Audit Committee
STRATEGIC Technologies Inc.

*Denotes member of Audit Committee

Robert J. Thomas, Jr.
Director
STRATEGIC Technologies Inc.
President
ON GUARD Plus Limited

Richard B. Snyder
President

TACTICAL Technologies Inc.

Steve L. Rosset
Vice President, Technical Operations
STRATEGIC Technologies Inc.

Lynn J. Blakeway
Vice President, Service Operations
STRATEGIC Technologies Inc.

Corporate Information

STRATEGIC Technologies Inc. (Canada)
Building A, Unit 102
17802 – 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: strategic-tech.com
eMail: strategic@strategic-tech.com

Wholly-owned subsidiaries
TACTICAL Technologies Inc. (United States)
ON GUARD Plus Limited (United Kingdom)
VERQUIS, LLC (United States)

Legal Counsel and Records Office
Lang Michener
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Auditors: **Deloitte & Touche LLP**
Bankers: **Toronto Dominion Bank**
Investor Relations: **Ascenta Capital Partners Inc.**

Stock Exchange Listing
TSX Venture Exchange Symbol – **STI**
In the USA, Sec. 12g – exemption #82-1548

Common Shares Authorized: Unlimited
Common Shares Issued: 18,812,213
(at December 31, 2004)

Strategic Monitoring Services, Inc. (inactive)
Capstone Technologies Inc. (inactive)
C-TRACK (UK) Limited (inactive)

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Annual General Meeting:
Tuesday, February 15, 2005 at 10:am at the offices of Lang Michener

STRATEGIC TECHNOLOGIES INC.
Building A, Unit 102
17802 – 66th Avenue
Surrey, British Columbia
V3S 7X1
Telephone No.: (604) 576-8658
Telecopy: (604) 576-0436

INFORMATION CIRCULAR

as at January 12, 2005

This Information Circular is furnished in connection with the solicitation of proxies by the management of Strategic Technologies Inc. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on February 15, 2005 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are the President of the Company and the Secretary of the Company. **A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

Submitting a proxy by mail or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed January 12, 2005 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of January 12, 2005, the Company had outstanding 18,823,282 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as at January 12, 2005:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Grant W. Caudwell	1,860,000	10%

The above information was supplied to the Company by the shareholders and from the insider reports available at www.SEDAR.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended September 30, 2004 and the report of the auditor thereof will be placed before the Meeting. The Annual Report containing audited financial statements, the report of the auditor, together with the management's discussion and analysis, was mailed to shareholders with the Notice of Meeting and the Information Circular. Additional copies may be obtained from the Secretary of the Company upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at five. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at five.

The term of office of each of the five current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act (*British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's five nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at January 12, 2005.

Nominee Position with the Company and Province or State and Country of Residence	**Occupation, Business or Employment[1]**	**Period as a Director of the Company**	**Shares Beneficially Owned or Controlled[2]**
Douglas H. Blakeway President, Chief Executive Officer and Director British Columbia, Canada	Strategic Technologies Inc.	Since May 4, 1984	1,495,031[3]
Ian M. Brown Vice-President, Finance, Chief Financial Officer and Director British Columbia, Canada	Strategic Technologies Inc.	Since February 10, 1998	46,500[4]
Kenneth R. Tolmie Director British Columbia, Canada	International P.E.T. Diagnostics Inc.	Since April 15, 1987	54,857[5]
Bernhard J. Zinkhofer Director British Columbia, Canada	Partner, Lang Michener LLP, Barristers & Solicitors	April 15, 1993 to July 23, 2004 and since January 12, 2005.	104,271[6]
Robert L. Thomas, Jr. Director Florida, USA	Since 1996, founded and operates Alteo Group LLC, a international professional consulting firm. Since 1994, managing director of On Guard Plus Limited.	Since June 10, 2004	Nil

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by the nominees themselves.

(3) Mr. Blakeway holds an option to acquire 10,000 at an exercise price of $0.40 per Share expiring on October 15, 2008 and 700,000 warrants at $ 0.40 to purchase Shares (see "Interest of Informed Persons in Material Transactions").

(4) Mr. Brown holds an option to acquire 100,000 Shares at an exercise price of $0.40 per Share expiring on October 15, 2008.

(5) Mr. Tolmie holds an option to acquire 75,000 Shares at an exercise price of $0.40 per Share expiring on October 15, 2008.

(6) Mr. Zinkhofer holds an option to acquire 75,000 Shares at an exercise price of $0.40 per Share expiring on October 15, 2008.

As at January 12, 2005, the members of the audit committee are Kenneth R. Tolmie, Chair, Douglas H. Blakeway and Bernhard Zinkhofer. .

CORPORATE GOVERNANCE

The TSX Venture Exchange ("TSXV"), on which the Company's common shares are listed, has referenced corporate governance procedures for listed companies with a Tier 1 status which requires annual disclosure of the Company's systems of corporate governance with reference to certain guidelines (the "Guidelines"). Where the Company's corporate governance system differs from the Guidelines, the reason for the difference is required to be disclosed. A description of Company's system of corporate governance is set out below.

Mandate of the Board of Directors

The Guidelines require that the board of directors of a listed corporation explicitly assume responsibility for the stewardship of the corporation, including responsibility for (i) adoption of a strategic planning process and approval of a strategic plan which takes into account among other things, the opportunities and risks of the business, (ii) identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks, (iii) succession planning, including appointing, training and monitoring of senior management, (iv) implementation of a communication policy for the corporation, and (v) the integrity of the corporation's internal control and management information systems. The Board of Directors has traditionally operated based on extensive reliance on the Company's founder and CEO but intends in the near future to establish a more formalized approach to compliance with the Guidelines.

The Company's focus has been for the last several years, and is anticipated to continue to be, development of the Company's offender curfew monitoring and tracking technology products and services (the "Business"). Currently, no other significant businesses or projects are contemplated for the Company. The Board of Directors is of the view that the strategic planning process for the Company consists primarily of maintaining sufficient financial reserves in order to effectively compete in this business niche which has become increasingly competitive and technologically sophisticated. The principal risks to the Company's Business are that it will be unable to achieve a reasonable level of profitability in order to attract the capital needed to effectively compete in this high technology area. Significant risks to the economics of the Business include thin profit margins, significant competition and rapid technological obsolescence. The Board does not consider succession planning to be of singular importance at this point in the Company's development given the relative age of the Company's current principal operating officers. The Board monitors the activities of the senior management through regular discussions between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good.

The Board, because of the modest size of the Business and the small size of the Board, has not adopted a strategic planning process nor does it adopt and monitor the Business based on the preparation and approval of annual budgets. The Board does, however, regularly communicate with senior management with regard to informing itself and considering management's plans and outlook. The Company's Board is sensitive to the principal risks facing its Business described above and believes, based on its interaction with senior management, that the risks facing the Business are being reasonably dealt with given the Company's limited resources. The Board has not implemented any formal systems or procedures with regard to managing risks. The Company's small and entrepreneurial status makes the Board significantly reliant on the Company's two senior officers and the Board's verification of the Company's internal control and information systems is limited to annual discussions with the Company's auditors.

Composition of the Board of Directors

The Guidelines require that (i) the board of directors of a listed corporation determine the status of each director as a related or unrelated director, based on each director's interest in, or other relationship with, the corporation, (ii) that the board of directors be constituted with a majority of directors who qualify as unrelated directors, (iii) that the board of directors examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, and (iv) the board of directors implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances.

Under the Guidelines, an unrelated director is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from the holding of shares of the corporation. Under the Guidelines, a member of management who is a director is a related director. A significant shareholder is a shareholder that is able to exercise a majority of the votes for the election of the board of directors.

The Board of Directors of the Company is proposing five nominees for the office of director of whom two can be considered "unrelated" directors and accordingly the majority unrelated guideline cannot be said to be met. Mr. Zinkhofer and Mr. Tolmie are considered unrelated by virtue of not being operating officers of the Company; however, Mr. Zinkhofer's law firm acts as counsel to Strategic and hence Mr. Zinkhofer cannot be considered fully unrelated. Mr. Zinkhofer and Mr. Tolmie do not attend at the Company's executive offices on a regular basis. Two of the directors, Messrs. Blakeway and Brown, are officers of the Company and Mr. Thomas is retained as an executive through his management company, Alteo Group LLC on a full time basis.

Committees of the Board of Directors

The Guidelines require that (i) committees of the board of directors of a listed corporation generally be composed of outside directors (that is, directors who are not employees or officers of the corporation), the majority of whom are unrelated directors, (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the corporation's approach to governance issues, (iii) the audit committee of every board of directors be composed only of outside directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management's system of internal control, (iv) the audit committee have direct access to the corporation's external auditor, and (v) the board of directors appoint a committee, composed solely of outside directors of whom the majority are unrelated, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

Strategic is a modest-sized company (under $10 million capitalization) and accordingly, relies on a small five-person Board of Directors which cannot practically accommodate the governance guidelines which recommend that a board comprise a majority of unrelated directors and that all of its committees have a majority of unrelated directors. Under British Columbia law an audit committee must consist of three directors hence there is no way for Strategic to have an audit committee comprised only of unrelated directors. As of January 12, 2004, Strategic's audit committee comprises Messrs. Blakeway, Tolmie and Zinkhofer with the latter two persons being considered unrelated and hence this committee was in compliance with the majority unrelated director requirements. Mr. Zinkhofer temporarily stepped off the Board between July 2004 and January 12 and this committee was accordingly not in compliance during this period of time.

Mr. Zinkhofer and Mr. Tolmie form the compensation committee and during the time Mr. Zinkhofer was not serving on the Board, Mr. Tolmie was its only member. The function of the compensation committee is to review the terms of employment of the Company's Chief Executive Officer and its Chief Financial Officer on an annual basis. There were no changes to the rate of compensation of either of these officers during fiscal 2004.

Decisions Requiring Prior Approval by the Board of Directors

The Guidelines require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for the board and for the chief executive officer, including the definition of limits to management's responsibilities.

The Board requires that all material transactions receive prior Board approval. In this regard, virtually all financing and acquisition transactions are considered material to the Company. Any significant Business programs and divestitures receive the approval of the plenary Board of Directors.

Recruitment of New Directors and Assessment of Board Performance

The Guidelines require that (i) every board of directors of a listed corporation implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

At this time the Board has not established a process for assessing its effectiveness nor of assessing the contribution of individual members nor a formal education program. Board compensation is considered from time to time, however, the Company's limited resources are unable to provide cash compensation that realistically reflects the efforts and risks involved and hence board members receive primarily share option incentives as compensation..

Shareholder Feedback and Concerns

The Company's Chief Executive Officer and Chief Financial Officer are available at the Company's head office during regular business hours for communications with shareholders. The Company makes public its quarterly and annual financial information and news releases.

Conclusions

The Board of Directors of the Company believes that the Board and its committees follow reasonable corporate governance practices in the context of the modest size of the Business. The Board expects that if the Company's level of Business increases, the Board will seek to formalize its procedures and expand the number of directors to achieve greater independence. The Board will continue to periodically review its practices as they relate to corporate governance and will make changes should they appear warranted.

APPOINTMENT OF AUDITOR

Deloitte & Touche, LLP, Chartered Accountants, PO Box 49279, Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Deloitte & Touche, LLP was first appointed auditor of the Company in February, 1996.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Douglas H. Blakeway, the Company's President and Chief Executive Officer, Ian M. Brown, Vice-President, Finance, Chief Financial Officer and Secretary and Richard Snyder, President of Tactical Technologies Inc., a wholly-owned subsidiary of the Company are the "Named Executive Officers" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Douglas H. Blakeway President, Chief Executive Officer and Director	2004 2003 2002	180,000 180,000 180,000	Nil Nil Nil	7,200(1) 7,200(1) 7,200(1)	10,000(2) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ian M. Brown Vice-President, Finance Chief Financial Officer and Director	2004 2003 2002	126,000 126,000 121,500	Nil Nil Nil	Nil Nil Nil	100,000(2) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Richard Snyder President, Tactical Technologies	2004 2003 2002	109,365 110,335 128,658	50,464 1,652 5,330	Nil Nil Nil	40,000(2) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Note:

(1) These funds were for car allowance.

(2) These options were granted on October 15, 2003 at an exercise price of $0.40.

Long-Term Incentive Plan Awards

Long term incentive plan ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP's do not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended September 30, 2004 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Douglas H. Blakeway, CEO	??100,000	1.06%	$0.40	$0.40	October 15, 2008
Ian M. Brown, CFO	100,000	10.59%	$0.40	$0.40	October 15, 2008
Richard Snyder	40,000	4.24%	$0.40	$0.40	October 15, 2008

No share options were exercised by the Named Executive Officers during the financial year ended September 30, 2004. The value of the unexercised in-the-money options at the year end was nil.

The Company does not have a pension plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

The terms and conditions of the employment contract between the Company and a Named Executive Officer are as follows:

The Company and Geni D Ventures Inc. entered into a service contract, November 30, 1993 which provides for compensation in the event of the termination of Geni D Ventures Inc.'s services after a change of control of the Company or in the event of termination for other than "good reason" (as defined). Geni D Ventures Inc. provides the executive services of Douglas H. Blakeway, President and Chief Executive Officer of the Company, and the administrative services of Lynn Blakeway, spouse of Mr. Blakeway. Compensation payable for termination in those certain events to Geni D Ventures Inc. is $650,000, subject to a limitation that if the market capitalization of the Company, on a fully diluted basis, is less than $20 million, then the payment shall be limited to an aggregate of 3-3/4% of such market capitalization. Market capitalization means the number of outstanding shares of the Company on a fully diluted basis, multiplied by the average trading price of those shares.

The Company and Mackin Enterprises Ltd. entered into a service contract, May 16, 1997 which provides for compensation in the event of the termination of Mackin Enterprises Ltd.'s services after a change of control of the Company. Compensation payable for termination in those certain events to Mackin Enterprises Ltd. is six months base amount and one month severance for each year exceeding five years. Mackin Enterprises Ltd. provides the executive financial services of Ian Brown, the Secretary and Chief Financial Officer of the Company.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants other than as set out herein.

Mr. Zinkhofer's law firm invoiced $99,497 (2003 - $43,039) during the period he served as a director of the Company. The Company pays Mr. Tolmie the sum of $1,500 per quarter for his services as a director of the Company. Mr. Tolmie was paid $6,000 during the fiscal year ended September 30, 2004 for his services as a director of the Company.

The following directors received options under the Option Plan in their capacity as a director during the financial year ended September 30, 2004:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
K.R. Tolmie	75,000	$0.40	$0.40	October 15, 2008
B.J. Zinkhofer	75,000	$0.40	$0.40	October 15, 2008

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the "Plan") which was been previously approved by shareholders on January 21, 2002. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 20% of the total number of issued and outstanding Shares. The shareholders have approved the issuance of a maximum of 1,436,088 Shares under the Plan. All options expire on a date not later than five years after the date of grant of such option.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders - (the Plan)	944,000 options*	$0.40	492,088
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	944,000 options	$0.40	492,088

*Excludes 100,000 employee share option grant which is pending and will be exerciseable at $0.40.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended September 30, 2004, or has any interest in any material transaction in the current year other than as set out herein.

On October 27, 2003 the Company approved a private placement of up to 1,000,000 Units at a price of $0.33 per Unit. Each Unit consisted of one Share and one-half of one warrant and each whole warrant exercisable to purchase an additional Share at a price of $0.44 per Share for a two year period from the date of the issuance of the warrants. Douglas H. Blakeway, the President of the Company, rpurchased 1,000,000 Units of this private placement.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's 2004 Annual Report for the year ended September 30, 2004, which includes the Company's audited financial statements for the years ended September 30, 2004 and September 30, 2003 and the accompanying auditor's report and management's discussion and analysis. A copy of the 2004 Annual Report and the relevant portion of any documents incorporated by reference in the Annual Report accompany this information circular. Copies of the Company's most current interim financial statements and management's discussion and analysis, and additional copies of this information circular may be obtained from Sedar at www.Sedar.com and upon request from the office of the Company at telephone number: (604)576-8658, ext. 222 or fax number (604)576-0436.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED at Surrey, British Columbia, January 12, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"D.H. Blakeway"

Douglas H. Blakeway
President and Chief Executive Officer

File 82-1318
Exemption # 12g3-2(b)

STRATEGIC TECHNOLOGIES INC.

Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia
V3S 7X1
Telephone No.: (604) 576-8658
Telecopy: (604) 576-0436

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the "Meeting") of Shareholders of **Strategic Technologies Inc.** (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on February 15, 2005, at 10:00 a.m., local time, for the following purposes:

1. To receive the report of the directors of the Company.
2. To receive and consider the consolidated financial statements of the Company for its fiscal period ended September 30, 2004 and the report of the auditor thereon.
3. To fix the number of directors. Management proposes to fix the number at 5.
4. To elect directors of the Company to hold office for the ensuing year.
5. To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration.
6. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the Annual Report of the Company for the year ended September 30, 2004, accompany this notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the consolidated financial statements and the auditor's report thereon.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, January 12, 2005.

BY ORDER OF THE BOARD

Douglas H. Blakeway,
President

313708.1

File #82-1548
Exemption #12g3-2(b)

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

Strategic Technologies Inc. (the "Company")

TO BE HELD AT 1500 – 1055 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA

ON TUESDAY, FEBRUARY 15, 2005, AT 10:00 AM

The undersigned member ("Registered Shareholder") **of the Company hereby appoints,** Douglas H. Blakeway, President and a Director of the Company, or failing this person, Ian M. Brown, Secretary and a Director of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder **hereby revokes any proxy previously given to attend and vote at said Meeting.**

SIGN HERE: ____________________

Please Print Name: ____________________

Date: ____________________

Number of Shares Represented by Proxy: ____________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	To determine the number of Directors at five.	____	____

	Resolution	For	Withhold
2.	To elect as Director, Douglas H. Blakeway	____	____
3.	To elect as Director, Ian M. Brown	____	____
4.	To elect as Director, Kenneth R. Tolmie	____	____
5.	To elect as Director, Bernhard J. Zinkhofer	____	____
6.	To elect as Director, Robert L. Thomas, Jr.	____	____

	Resolution	For	Against
7.	To appoint Deloitte & Touche LLP as Auditors of the Company	____	____
8.	To transact such other business as may properly come before the Meeting	____	____

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

File 82-1578
Exemption #12g3-2(b)

STRATEGIC TECHNOLOGIES INC.
FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 86278F100
Scrip No. STIQ

National Instruments 51-102 and 54-101 of the Canadian Securities Administrators provide both registered holders and beneficial owners of a company's securities with the opportunity to elect annually to have their names added to a supplemental mailing list in order to receive a copy of a company's annual and interim financial statements and the corresponding management discussion and analysis ("MD&A") of those statements.

If you wish to receive printed copies of these materials for Strategic Technologies Inc. (the "Company"), please complete this form and return it to:

STRATEGIC TECHNOLOGIES INC.
Bldg. A, Unit 102, 17802 – 66th Avenue
Surrey, British Columbia V3S 7X1

☐ Please send me ONLY the audited financial statements and the annual MD&A for fiscal 2005.

☐ Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements for 2005.

☐ Please send me BOTH the audited financial statements for fiscal 2005 and quarterly interim financial statements for 2005 and the corresponding MD&A to those statements.

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

I confirm that I am a shareholder of the Company.

DATED:________________, 2005.

____
Signature

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address

____
Postal Code

____
Fax Number

____
Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____
E-mail address (optional)

The Company will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.

File # 82-1548
Exemption # 12g3-2(b)

STRATEGIC
Technologies Inc.

www.strategic-tech.com

TSX VENTURE
Exchange: **STI**

RECEIVED
2005 FEB 16 A 11:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

News Release

Strategic Completes Divestiture Raising US$1 Million

December 22, 2004: Doug Blakeway, President of Strategic Technologies Inc. ("Strategic") (TSXV: STI), is pleased to announce completion of the divestiture of Strategic's Verquis LLC subsidiary to Satellite Tracking of People, LLC ("STOP") originally announced August 20, 2004. Under the divestiture agreement, Strategic will immediately receive US $1 million cash plus a warrant to purchase 10 percent of STOP, as well as the right to receive further warrants to acquire 20 percent of any future equity issuances of STOP for the next five years or until STOP completes an IPO.

STOP completed the purchase of Verquis only after extensively testing the BluTag real time tracking technology, for which Verquis holds the US rights in the field of offender tracking. Strategic acquired the BluTag earlier this year as part of its acquisition of On Guard Plus Limited, which developed and patented the BluTag. On Guard retains all rights to the rest of the world, as well as for all other BluTag applications in the US.

BluTag is the world's first system that links RFID, the internet, satellite communications, GPRS, and mobile solution software into one seamless integrated product. BluTag is an ideal system to monitor individuals in their homes or other court ordered locations, or to remotely supervise these individuals when they leave specified locations. Inclusion and exclusion zones can be programmed and the supervising agency can receive this additional information on existing system platforms.

BluTag is a comfortable, lightweight one-piece device with a fully rechargeable battery, tamper resistant strap, panic alarm, personal alarm notification and on-board management controls. Intelligent battery management software allows the battery to last in excess of 30 hours even when used in fully active tracking mode, and BluTag is designed to be fully recharged in 30 minutes.

STOP was founded in 2001 by Doctor R. Crants to provide federal, state and local US Government agencies with sophisticated electronic monitoring services that offer a safe, reliable, and cost-effective alternative to incarceration. "When I founded STOP", commented Mr. Crants, "I had in mind an electronic monitoring system that would utilize the most advanced GPS technology to provide three things: the active monitoring of offenders, the ability to limit movement where appropriate through exclusion zones, and a lightweight, one-piece device that could fit around an ankle or on a belt with sufficient battery life to allow offenders to engage in approved activities. I wanted a system that was easy to use so that probation and parole officers, who already work under a heavy workload, could efficiently monitor the individuals entrusted to their supervision. Only the Verquis system, or specifically the BluTag, met these criteria".

About Strategic Technologies

Strategic Technologies designs, manufactures and supplies electronic curfew monitoring equipment (also know as "house arrest" systems) for the corrections industry as well as sophisticated communications, surveillance and intelligence-gathering equipment for law enforcement and defence agencies. With national security at the top of today's political awareness and with corrections facilities faced with critical overcrowding, demand in each of Strategic Technologies' core markets is strong and the company is well positioned to meet the growing global demand for its products. With headquarters in Canada, the company also has offices in the U.K., Italy, France, Belgium, the U.S., and South Africa. In an effort to capitalize on advances in Global Positioning Systems (GPS), Radio Frequency Identification (RFID) and other technologies, Strategic Technologies is also commercializing new products and applications that will allow government agencies to track assets and persons of interest.

The company's customers include the RCMP, the FBI, the U.S. Secret Service, the IRS, the U.S. military, the French Ministry of Justice, and numerous government and corrections agencies worldwide. Strategic Technologies is ISO-9001:2000 certified.

On Behalf of the Board of Directors of

Strategic Technologies Inc.

Doug H. Blakeway, President and CEO

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- # -

Investor Contact:
ASCENTA *Capital Partners Inc.* 604.628.5800 Toll-free 866.684.4209
e-mail: jim@ascentacapital.com

Corporate Contact:
STRATEGIC *Technologies Inc.* 604.576.8658 Ext. 222 Fax 604.576.0436
e-mail: exec@strategic-tech.com